 STARFIELD RESOURCES INC. NEWS

Starfield Reports Results For Third Quarter
Ended November 30, 2012

Toronto, Ontario – January 11, 2013 – Starfield Resources Inc. (TSX: SRU)("Starfield", "the Company") today announced its financial results for the fiscal third quarter ended November 30, 2012 have been filed on SEDAR.

The annual financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Superior copper project in California with two significant copper prospects, one of which has a historical copper resource.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Philip S. Martin	Wayne Fraser
President and CEO	Interim Chief Financial Officer
416-860-0400 ext 222	416-860-0400
pmartin@starfieldres.com	wfraser@starfieldres.com

www.starfieldres.com

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